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SEC FILE NUMBER
8-69891

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allaria Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 2 0 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1110 Brickell Avenue, Suite 603
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marcelo DiCugno	(786) 686-5401	mdicugno@allariasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP
(Name – if individual, state last, first, and middle name)

396 Alhambra Circle, suite 900	Coral Gables	FL	33134
(Address)	(City)	(State)	(Zip Code)

09/01/2009	#3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcelo DiCugno, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allaria Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RUBEN FERNANDEZ
Notary Public - State of Florida
Commission # HH 176727
My Comm. Expires Sep 20, 2025

Signature:

Title:
CEO

MARCELO DiCUGNO

Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLARIA SECURITIES LLC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2024

CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Members
of Allaria Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allaria Securities, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allaria Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allaria Securities, LLC's management. Our responsibility is to express an opinion on Allaria Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allaria Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Allaria Securities, LLC's financial statements. The supplemental information is the responsibility of Allaria Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

We have served as Allaria Securities, LLC's auditor since 2021.

Coral Gables, Florida

February 27, 2025

ALLARIA SECURITIES LLC.
Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash and cash equivalents	$ 88,868
Due from brokers and clearing organizations	2,458,384
Due from affiliated entities	14,414
Fixed assets, net (note 4)	-
Accounts Receivable	295,845
Prepaid expenses and other assets	82,198
Total assets	$ 2,939,709

LIABILITIES AND MEMBER'S EQUITY

Due to Affiliated entities	$ 316,506
Accrued expenses and other liabilities	74,458
Total liabilities	390,964
Commitments and Contingencies (Note 2)	-
Member's equity	
Total member's equity	2,548,745
Total liabilities and member's equity	$ 2,939,709

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement of Operations

For the year ended December 31, 2024

Revenues	
Commissions and trading revenues	$ 6,972,096
12b-1 fees	1,769,346
Margin interests	517,641
Administrative fees	255,450
Interest earned from deposits and bank balances	13,827
Other income	452,274
Total Revenues	9,980,635
Expenses	
Related party fees, net	5,767,080
Compensation	1,442,743
Legal and professional fees	758,226
Trading and clearing	476,329
Quotation, communications, and trading system costs	157,404
Occupancy	95,045
Regulatory expenses	38,636
Travel and entertainment	7,968
Insurance	2,536
Other expenses	18,327
Total expenses	8,764,292
Net Income	$ 1,216,343

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement changes in Member's Equity
For the year ended December 31, 2024

	Member's Equity
Balance at January 1, 2024	$ 1,982,402
Distributions	(650,000)
Net Income	1,216,343
Balance at December 31, 2024	$ 2,548,745

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.

Statement of Cash Flows

For the year ended December 31, 2024

Cash flows from operating activities	
Net Income	$ 1,216,343
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	-
Changes in assets and liabilities	
Due from brokers and clearing organizations	(364,919)
Due from affiliated entities	5,785
Prepaid expenses and other assets	6,566
Other Receivables	(295,845)
Due to affiliated entities	59,528
Accrued expenses and other payables	1,672
Total adjustments	(587,213)
Net cash provided by operating activities	629,130
Cash flows from financing activities	
Distributions	(650,000)
Net cash used in financing activities	(650,000)
Net decrease in cash and cash equivalents	(20,870)
Cash and cash equivalents at beginning of year	109,738
Cash and cash equivalents at end of year	$ 88,868

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Allaria Securities LLC. (The "Company") is a Florida registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Allaria LATAM Investments Inc. ("ALIS" or "Parent Company"). The Company acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various U.S. and foreign fixed-income investments products, U.S. government securities, government agency securities, and other securities investments. The Company is a member of the Financial Regulatory Authority ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition: All revenues are recorded in accordance with Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers. Revenues are recognized when: i) a contract with a client has been identified, ii) the performance obligations in the contract(s) have been identified, iii) the transaction price has been determined, iv) the transaction price has been allocated to each performance obligation in the contract, and v) the Company has satisfied the applicable performance obligation over time.

The Company's revenues from contract with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the customer by debiting the customer brokerage account with the Company. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument for sale or purchase is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Commission and trading income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers, and includes amounts for the securities price differential between what the Company buys from and sells to customers and/or counterparties. Acting as an Agent, commission income is generated by the trade execution from the customer purchase and sale of securities on exchanges or over-the-counter, and through the purchase of various investment products, such as mutual funds, options, and commodity transactions. Revenue recognized under commissions and trading income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time. As of December 31, 2024 the revenues for commissions was $3,370,129 and trading income was $3,601,967.

12b-1 fees represent mutual funds fee revenue which is a residual commission and is recorded over time as earned. Such trailing commission revenue is generally based as a percentage of the average current market value of the customer's investment holdings in such trailer eligible funds. As the trailing commissions revenue is based on the current market value of the customer holdings, this variable consideration is constrained until the market value is determinable. As of December 31, 2024 the revenues for 12b-1 fees was $1,769,346 and the account receivable totaled $295,845.

The Company offers customers the ability to utilize their cash and securities as collateral for margin and non-purpose loans. Margin loans permit the customer to trade on leverage, executing larger trades than permitted with a normal cash account. Non-purpose loans are exclusively for non-securities investments external to customer accounts.

In both cases the Company's custodian collects a base interest rate on the average debit balance held per month, and the Company earns any additional amount above that which is charged to each customer. The performance obligation is satisfied during the interest period in which the customer held a debit balance. As of December 31, 2024, the margin interest earned was $517,641.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sweep fees are assessed to customer accounts related to customer cash funds moved into a money market fund in their account at the close each business day. The fee is variable and is based on a percentage of the management fee of the money market fund at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately. As of December 31, 2024, the revenues for sweep fees was $377,587 and it is included in other income in the financial statements.

The company assesses an annual administrative charge to all its customer accounts. This fee is charged directly by the clearing broker to each customer account and credited to the Company's firm own account. As of December 31, 2024 the fees totaled $255,450.

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with other financial institutions with maturities of ninety days or less from the date of acquisition.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: The Company can be exposed, during the course of its operations, to concentrations of credit risk with depository institutions of the United States in the form of bank accounts with balances in excess of the insurance limit amount covered by the Federal Depository Institution Corporation (or FDIC).

The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these balances or transactions.

Transfers of Financial Assets: Transfers of financial assets, such as sales of securities, are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Receivables and Payables to Brokers and Dealers: In accordance with ASC 326-20 Financial Instruments—Credit Losses Current expected credit loss standard, the Company's receivable from clearing organizations include amounts receivable for unsettled trades, cash, deposits, and other balances executed on behalf of customers. The Company's trades and contracts are cleared through its clearing organization and settled daily between the clearing organization and the Company. As of December 31, 2024 the Company held a deposit of $288,556 in favor of its clearing organization, which is included in its due from brokers and clearing organizations balance of $2,458,384. As of January 1, 2024 the Company held a deposit of $274,729 in favor of its clearing organization, which is included in its due from brokers and clearing organizations balance of $2,093,464. The firm has no allowance or expense for uncollectability of its receivables in 2024 or 2023 as it considers the event of default unlikely.

Because of this daily settlement, the amount of unsettled daily credit exposures the company owes to the clearing organization is limited to a very short period of time. The Company continually reviews the credit quality of its counterparties when trading. Based on the Company's evaluation of ASC 326-20 Financial Instruments—Credit Losses does not have a material effect in its financial position and results of operation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is treated as a disregarded entity for Federal income tax purposes and accordingly, would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes. In addition, the firm evaluated ASC740 and determined that it had no financial impact from its implementation.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally subject to U.S. Federal or State examinations by tax authorities since its inception.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

Commitments and Contingencies: In accordance to ASC 842-10-55-23 the Company has a cancelable (upon notice) lease commitment for office space that expires on August 31, 2025. Future lease obligations under such commitment total $49,754. As of December 31, 2024, the Company rent expense totaled $79,246 and is included as part of the occupancy expense in the statement of operations. As of December 31, 2024, the Company deferred rent liability totaled $1,889 and is included in the accrued expense and other liabilities in the statement of financial condition.

The Company can be exposed to various asserted and unasserted potential claims encountered in the normal course of business. Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2024, no such liabilities or claims were recorded or threatened.

New Accounting Pronouncements: The Company evaluated Accounting Standards Update (ASU) 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company only has one reportable segment.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with ALIS and one of its affiliates. As such, the Company can get reimbursed for expenses and/or pay for resources used while conducting its business activities. At December 31, 2024, the receivable from ALIS and its affiliate for operating expenses amounted to $14,414 and the 2024 reimbursed expenses totaled $41,832.

The company maintains a sub broker agreement with a related foreign entity and as such may have a receivable or a payable, and a corresponding revenue or expense, dependent on the volume and type of activity. As of December 31, 2024, the related payable for such agreement totaled $316,506 and the related net expense totaled $5,767,080.

In addition, the company maintains Service Level Agreements with two related foreign entities for various consulting services. As of December 31, 2024, the related net expense totaled $340,250 and is included as legal and professional expense in the statement of operations.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 2 to 3 years dependent on the asset type. Expenditures for repairs and maintenance are charged to expense as incurred and are reflected as part of occupancy expenses in the Statement of Operations.

The Company's management reviews fixed assets for impairments whenever events or changes in circumstances may indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to its fair value. As of December 31, 2024 no fixed assets have been deemed impaired.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts on occurrence, and any related gain or loss is reflected in income for the period.

As of December 31, 2024, fixed assets consisted of the following:

Furniture & fixtures	$19,438
Computer equipment	14,391
Total fixed assets	33,829
Accumulated depreciation	(33,829)
Fixed assets, net	$0

For the year ended December 31, 2024, there was no depreciation expense included as part of occupancy expenses in the Statement of Operations.

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears its securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The Company initiated activity under such agreement with the clearing broker in October 2018. As of December 31, 2024, the Company had a total of $2,458,384 in cash & deposits due from its clearing broker. The amount includes a $288,556 interest bearing restricted deposit in benefit of the clearing broker. Such deposit will be returned to the Company within 30 days after the termination of the clearing agreement.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2024, the Company's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2024.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $250,000, and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company's net capital was $2,156,288 which was in excess by $1,906,288 of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.1813 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 8 - CUSTOMER PROTECTION REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's customer protection rule requirements regarding reserves and custody of securities (Rule 15c3-3). Due to its fully disclosed clearing agreement the Company is exempt from the reserve requirement computations and reserve maintenance according to the provisions of the SEC Rule 15c3-3(k)(2)(i) and 3(k)(2)(ii). In addition, the Company is exempt from the securities possession and control requirements of the rule under the same 15c3-3(k)(2)(i) and 3(k)(2)(ii) exemptive provision.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with the Accounting Standards Codification ("ASC") 855, the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 27, 2025, which is the date the financial statements were available to be issued and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

ALLARIA SECURITIES LLC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND STATEMENT PURSUANT TO SEC RULE 17a-5(d)(2)(iii)
December 31, 2024

Total Member's equity	$ 2,548,745
Deductions and charges	
Due from affiliated entities	14,414
Accounts Receivable	295,845
Fixed assets, Net of accumulated depreciation	-
Prepaid expenses and other assets	82,198
Total non-allowable assets	392,457
Net capital before haircuts on securities	2,156,288
Haircuts on securities	
Total haircuts on securities	-
Net capital	$ 2,156,288
Aggregate indebtedness	
Items included in statement of financial condition	
Due to Affiliated entities	316,506
Accrued expenses and other liabilities	74,458
Aggregated Indebtedness	$ 390,964
Aggregate indebtedness to net capital	18.13%
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of Aggregate Indebtedness of $26,064 or $250,000, whichever is greater)	250,000
Net capital	$ 2,156,288
Excess net capital	$ 1,906,288

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2024 FOCUS Part II filings submitted on January 27, 2025.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule. The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Members
of Allaria Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allaria Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Allaria Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Allaria Securities, LLC stated that Allaria Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Allaria Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP
Coral Gables, Florida
February 27, 2025

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

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Docusign Envelope ID: D4B16BEF-10BA-4745-893C-A0DF86C5E027

Allaria Securities LLC

Allaria Securities LLC. Exemption Report

Allaria Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Allaria Securities LLC.
[Name of Company]

We, Marcelo DiCugno (President & Chief Executive Officer) and Aaron Rodriguez (FINOP) swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by: Marcelo Di Cugno AD4A2CADFD58438...

Title: President & Chief Executive Officer

By: Signed by: Aaron Rodriguez 4E844CDBD6A043C...

Title: FINOP

February 27, 2025.